EXHIBIT 12.1
CDW CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

	Predecessor	Successor
	Period from January 1, 2007 to	Period from October 12, 2007 to	Years ended December 31,
(dollars in millions)	October 11, 2007	December 31, 2007	2008	2009	2010	2011
Computation of earnings:
Income (loss) before income taxes and adjustment for (income) loss from equity investees	$286.4	$(58.8)	$(1,777.2)	$(461.2)	$(37.1)	$28.3
Distributed income from equity investees	—	—	—	—	0.2	0.5
Fixed charges	4.6	105.8	397.3	413.1	420.7	324.9
Total earnings	$291.0	$47.0	$(1,379.9)	$(48.1)	$383.8	$353.7

Computation of fixed charges:
Interest on debt obligations	$—	$91.1	$351.8	$389.3	$394.7	$302.0
Amortization of debt issuance costs	—	13.4	38.6	16.2	18.0	15.7
Portion of rent expense representative of interest (1)	4.6	1.3	6.9	7.6	8.0	7.2
Total fixed charges	$4.6	$105.8	$397.3	$413.1	$420.7	$324.9

Ratio of earnings to fixed charges	63x	(2)	(2)	(2)	(2)	1x

(1)	Imputed interest on operating leases is estimated to be approximately one-third of rent expense.

(2)
For the period from October 12, 2007 to December 31, 2007 and the years ended December 31, 2008, 2009 and 2010, earnings available for fixed charges were inadequate to cover fixed charges by $58.8 million, $1,777.2 million, $461.2 million and $37.0 million, respectively.